04012951

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rich Minerals Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2838 FISCAL YEAR 8-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 2/19/04

82-2832

KENWAY
MACK
SLUSARCHUK
STEWART LLP
Chartered Accountants
www.kmss.ca

04 FEB 10 AM 7:21

AR/S
8-31-03

Rich Minerals Corporation

Audited Financial Statements
August 31, 2003

Auditors' Report

To the Shareholders of Rich Minerals Corporation:

We have audited the consolidated balance sheet of Rich Minerals Corporation as at August 31, 2003, and the consolidated statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as August 31, 2003, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The balance sheets as at August 31, 2002 and 2001 and the statements of income and retained earnings and cash flows for the years then ended were reported on by another firm of chartered accountants, who issued an unqualified opinion in their report dated November 8, 2002.

Kenway Mack Slusarchuk Stewart LLP

October 17, 2003 Chartered Accountants

220, 333 - 11 Avenue S.W.
Calgary, Alberta T2R 1L9
Telephone: (403) 233-7750
Fax: (403) 266-5267

Member of DFK International
with affiliated offices worldwide

Rich Minerals Corporation

Consolidated Balance Sheets

As at August 31	2003	2002	2001
Assets			
Current assets			
Accounts receivable (Note 11 (b))	$ 4,064,210	$ 3,202,266	$ 4,196,256
Inventory and work in progress (Note 3)	625,311	260,963	262,285
Prepaid expenses and deposits	30,817	23,230	14,899
	4,720,338	3,486,459	4,473,440
Other assets (Note 4)	135,112	135,112	119,721
Property, plant and equipment (Note 5)	1,208,377	1,379,971	1,502,174
	$ 6,063,827	$ 5,001,542	$ 6,095,335
Liabilities and Shareholders' Equity			
Current liabilities			
Bank overdraft (Note 6)	$ 499,022	$ 218,685	$ 279,448
Bank indebtedness (Note 6)	600,000	300,000	-
Accounts payable	2,566,889	2,092,217	3,287,667
Current portion of loans payable (Note 7)	107,055	142,029	106,862
	3,772,966	2,752,931	3,673,977
Loans payable, net (Note 7)	-	1,026	111,678
	3,772,966	2,753,957	3,785,655
Shareholders' equity			
Share capital (Note 8)	2,276,325	2,276,325	2,276,325
Retained earnings (deficit)	14,536	(28,740)	33,355
	2,290,861	2,247,585	2,309,680
	$ 6,063,827	$ 5,001,542	$ 6,095,335

Approved on behalf of the board:

____________________ Director ____________________ Director

See accompanying notes.

Rich Minerals Corporation

Consolidated Statements of Income and Retained Earnings

Years ended August 31	2003	2002	2001
Revenue	$11,013,811	$ 8,447,131	$11,102,173
Direct costs			
Equipment	1,839,100	1,463,010	1,548,333
Materials	4,916,614	3,585,552	4,228,079
Other	114,728	95,766	222,732
Salaries and wages	2,616,483	1,893,580	2,259,886
Subcontract	524,050	497,054	1,804,673
	10,010,975	7,534,962	10,063,703
Gross Margin	1,002,836	912,169	1,038,470
Non-direct costs			
Amortization	244,577	238,488	242,003
Interest	24,117	25,142	45,718
Management, consulting and professional fees	93,011	97,276	126,091
General and administrative	323,846	269,797	325,899
Salaries	289,462	291,410	293,910
Gain on disposition of equipment	(15,453)	-	-
Bad debts	-	52,151	-
	959,560	974,264	1,033,621
Income (loss) before income taxes	43,276	(62,095)	4,849
Income taxes (Note 9)	-	-	-
Income (loss) for the year	43,276	(62,095)	4,849
Retained earnings (deficit), beginning of year	(28,740)	33,355	28,506
Retained earnings (deficit), end of year	$ 14,536	$ (28,740)	$ 33,355
Basic and fully diluted earnings (loss) per share (Note 1 (i))	$ 0.002	$ (0.003)	$ 0.000

See accompanying notes.

Rich Minerals Corporation
Consolidated Statements of Cash Flows

Years ended August 31	2003	2002	2001
Cash was provided (used) by:			
Operating activities			
Cash received from customers	$9,787,519	$ 9,436,650	$ 9,119,697
Cash paid to suppliers and employees	(10,250,210)	(9,443,850)	(9,000,434)
Interest paid	(24,117)	(24,877)	(45,135)
	(486,808)	(32,077)	74,128
Investing activities			
Purchase of equipment	(79,742)	(116,284)	(175,399)
Disposition of equipment	22,213	-	157,000
Debenture	-	(15,391)	(119,721)
	(57,529)	(131,675)	(138,120)
Financing activities			
Proceeds from loans payable	-	32,900	-
Repayment of loans payable	(36,000)	(108,385)	(422,883)
Bank indebtedness	300,000	300,000	-
	264,000	224,515	(422,883)
Increase (decrease) in cash in the year	(280,337)	60,763	(486,875)
Cash (bank overdraft), beginning of year	(218,685)	(279,448)	207,427
Bank overdraft, end of year	$ (499,022)	$ (218,685)	$ (279,448)

See accompanying notes.

1. Significant accounting policies

(a) Consolidation

These financial statements consolidate the accounts of Rich Minerals Corporation (the "Company") and its wholly-owned subsidiaries, Rich Contracting Ltd. and Rich Venture Corporation.

(b) Construction revenue and direct costs

The Company recognizes construction revenue and direct costs on the percentage of contract completion basis. In using this method, the Company records revenue by reference to third party engineer certification of work completed. Provisions for losses, if any, are recognized during the period in which the loss first becomes apparent.

(c) Inventory valuation

The Company records inventory of construction materials at the lesser of cost on a first in first out basis and market value.

(d) Amortization

The Company provides for the amortization of property, plant and equipment other than buildings on the straight line basis over the estimated economic life of the related asset to an ultimate residual value at the following annual rates:

Excavating equipment	10% to 33%
Automotive equipment	10% to 33%
Construction equipment	20% to 33%
Office equipment	33% to 50%

The Company provides for the amortization of buildings on the declining balance basis at the rate of 5% per annum.

(e) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized based on differences between financial statement values of assets and liabilities and their respective tax values. Future tax assets and liabilities are measured using rates that are expected to apply when the future tax asset is realized or the future tax liability is settled. To the extent that the Company does not consider it to be more likely than not that a future asset will be recovered, it provides a valuation allowance against the excess

1. Significant accounting policies (continued)

(f) Measurement uncertainty

The Company's policy of recognizing construction revenue and direct costs on the percentage of contract completion basis makes necessary the use of estimates as to the degree to which construction projects have been completed. These estimates are then utilized to determine the amount of revenue, direct costs and gross margin recognized, and to validate the Company's accounts receivable from customers. Estimates of contract completion are based on contract outputs and carried out by third party engineers engaged directly by the Company's customers.

The Company must also estimate the amortization of property plant and equipment and the value of other assets and liabilities in order to allow the preparation of these financial statements.

(g) Segmented information

The Company has one operating segment, the installation and maintenance of underground utilities and ancillary services. The asset category of Other Assets represents an asset not utilized in the installation and maintenance of underground utilities. Other Assets generate no revenue, and due to their value as a proportion of all assets, are not disclosed as a separate operating segment.

(h) Stock option plan

The Company has established a stock option plan under which the Company may grant options to purchase common shares. Under the plan, the Company may grant options to acquire common shares, but the aggregate options so granted may not exceed ten percent of the common shares outstanding from time to time. The stock option typically allows for the granting of options for a five year term, and which vest twenty percent annually over that term.

Effective January 1, 2002 and for fiscal years beginning on or after that date Canadian generally accepted accounting principles require additional disclosure of stock-based compensation costs. The recommendations encourage, but do not require, the use of a fair value based method to account for stock-based compensation. The Company has elected to not use the fair value method to account for stock-based compensation, but will disclose the pro forma effect of stock-based compensation on its financial results.

1. **Significant accounting policies (continued)**

(i) **Earnings (loss) per share**

The calculation of earnings (loss) per share is based on the weighted average number of shares outstanding during the year, being 24,033,000 in each of 2003, 2002 and 2001.

The Company utilizes the treasury stock method of calculating diluted earnings (loss) per share. Options to purchase 1,700,000 common shares (2002 – 1,700,000, 2001 2,400,000) were excluded from the computation of diluted net income per share because the exercise price of the options was greater than the average market price of the common shares.

(j) **Cash and cash equivalents**

The Company considers demand bank loans that are utilized periodically for day to day operations to be cash equivalents.

(k) **Portfolio investments**

Portfolio investments are recorded at cost. If there is other than a temporary decline in value, these investments are written down to provide for the loss.

2. **Change in accounting policy**

The Canadian Institute of Chartered Accountants has issued an accounting pronouncement concerning the classification of debt. Based on this pronouncement, the Company's loan payable to ATB Financial is classified as a current liability since the lender has the right to demand repayment within one year. In fiscal 2002 and 2001, the same loan was classified as long-term.

3. **Inventory and work in progress**

	2003	2002	2001
Work in progress	$ 282,008	$ 5,652	$ -
Inventory of materials	343,303	255,311	262,285
	$ 625,311	$ 260,963	$ 262,285

4. Other assets

	2003	2002	2001
Portfolio investment	$ 135,112	$ -	$ -
Investment in debentures	-	135,112	119,721
	$ 135,112	$ 135,112	$ 119,721

The Company has agreed to participate in a series of transactions involving the conversion of the non-interest bearing debentures, the ultimate result of which would see the debtor become publicly traded and the Company holding shares in that publicly traded corporation. At August 31, 2003, the United States regulatory authority approvals required to consummate the series of transactions had not been granted.

5. Property, plant and equipment

	Cost	Accumulated Amortization	Net Book Value
2003			
Land	$ 265,000	$ -	$ 265,000
Buildings	372,437	83,235	289,202
Excavating equipment	1,889,028	1,403,961	485,067
Automotive equipment	340,205	189,506	150,699
Construction equipment	89,328	75,273	14,055
Office equipment	88,241	83,887	4,354
	$ 3,044,239	$ 1,835,862	$ 1,208,377
2002			
Land	$ 265,000	$ -	$ 265,000
Buildings	365,866	68,014	297,852
Excavating equipment	1,874,837	1,280,634	594,203
Automotive equipment	435,567	242,201	193,366
Construction equipment	86,502	58,862	27,640
Office equipment	83,963	82,053	1,910
	$ 3,111,735	$ 1,731,764	$ 1,379,971
2001			
Land	$ 265,000	$ -	$ 265,000
Buildings	365,866	52,338	313,528
Excavating equipment	1,811,803	1,117,464	694,339
Automotive equipment	382,317	210,898	171,419
Construction equipment	86,502	41,943	44,559
Office equipment	83,963	70,634	13,329
	$ 2,995,451	$ 1,493,277	$ 1,502,174

6. Bank overdraft and bank indebtedness

The Company has arranged with ATB Financial, a demand bank loan with no fixed terms of repayment, to a maximum of $1,000,000. The loan bears interest at the lender's prime rate of interest plus one percent. A general security agreement covering all the assets of the Company is pledged as security.

7. Loans payable

	2003	2002	2001
ATB Financial Demand loan bearing interest at lender's prime rate plus 1.5%, on which the lender is accepting repayment terms of monthly installments of 1.67% of the principal balance outstanding at the end of the previous month, plus interest. The assets of the Company are pledged as security.	$ 106,029	$ 129,723	$ 120,438
General Motors Acceptance Corporation of Canada, Limited Conditional sale contracts repayable in monthly installments of $1,065, including interest at 1.9% due October 2004. Automotive equipment with a carrying value of $20,757 (2002 - $26,861; 2001 - $32,966) is pledged as security.	1,026	13,332	25,640
Repaid during the year	-	-	72,462
	107,055	143,055	218,540
Less current portion	(107,055)	(142,029)	(106,862)
	$ -	$ 1,026	$ 111,678

8. Share capital

(a) Shares authorized

Unlimited common shares
Unlimited preferred shares

8. Share capital (continued)

(b) Shares issued

	Common Shares	Consideration
Balance, August 31, 2001, 2002 and 2003	24,033,000	$ 2,276,325

No preferred shares have been issued.

(c) Shares under option

Options to acquire shares at a price of $0.16 per share were granted in fiscal 2001 when the market value of the shares was $0.24. Stock options outstanding may be summarized as follows:

Fiscal Year	Options Outstanding Beginning of Year	Options Granted in the Year	Options Exercised in the Year	Forfeited/ Expired in the Year	Options Outstanding End of Year	Options Exercisable at Year End
2001	600,000	2,400,000	-	(600,000)	2,400,000	480,000
2002	2,400,000	-	-	(700,000)	1,700,000	680,000
2003	1,700,000			-	1,700,000	1,020,000

Fiscal Year	Options Outstanding End of Year	Weighted Average Exercise Price per Share	Option Expiry	Fair Value of Options Granted and/or Vesting of Previous Grant	Additional Expense per Share had Fair Value Method Been Used	Income (Loss) per Share had Fair Value Method Been Used
2001	2,400,000	$ 0.16	July, 2006	$ 83,400	$ 0.003	$ (0.003)
2002	1,700,000	$ 0.16	July, 2006	$ 40,000	$ 0.002	$ (0.011)
2003	1,700,000	$ 0.16	July, 2006	$ 68,000	$ 0.003	$ 0.003

In calculating the fair value of options granted and/or vesting of option grants, the Company utilized the following assumptions:

- risk-free interest rate of 5.32%;
- expected option life of five years;
- expected volatility of 100%;
- no dividends expected; and
- the weighted average grant date fair value of each option granted was $0.20.

9. Income taxes

Significant components of income tax expense consist of the following:

	2003	2002	2001
Income (loss) before income taxes	$ 43,276	$ (62,095)	$ 4,849
Expected provision for (recovery of) income taxes at statutory rate of 36.62% (2002 - 40.08%; 2001 – 43.12%)	$ 15,848	$ (24,888)	$ 2,091
Variances arising from non-deductible expenses for income tax purposes	14,232	15,588	18,848
Change in valuation allowance	(35,838)	(3,723)	-
Other	5,758	13,023	
Utilization of income tax losses of other years	-	-	(20,939)
Actual provision for (recovery of) income taxes	$ -	$ -	$ -

9. Income taxes (continued)

The tax effects of temporary differences that give rise to significant portions of future tax assets and future tax liabilities consist of:

	2003	2002	2001
Future income tax assets:			
Non-capital loss carryforwards	$ 240,600	$ 385,816	$ 333,027
Capital loss carryforwards	11,800	11,800	11,800
Future income tax assets before valuation allowance	252,400	397,616	344,827
Valuation allowance	(40,900)	(76,738)	(73,014)
	211,500	320,879	271,813
Future income tax liabilities:			
Property, plant and equipment	65,200	98,467	98,528
Deferred income	146,300	222,412	173,285
	211,500	320,879	271,813
Total net future income tax assets	$ -	$ -	$ -

10. Commitments

The Company has entered into agreements for the lease of vehicles. Minimum lease payments are due as follows:

Fiscal 2004	$ 42,648
Fiscal 2005	32,653
Fiscal 2006	21,679
Fiscal 2007	732
	$ 97,712

11. Transactions with related parties

The Company has entered into a series of transactions with corporations controlled by officers of the Company. All transactions with related parties are incurred in the course of normal operations, and are measured at exchange value, which is the amount agreed by the two parties.

11. Transactions with related parties (continued)

(a) Leasing transactions

The Company has entered into agreements to rent excavating equipment on a month to month basis from a corporation wholly-owned by an officer of the Company ("the lessor"). The Company has the right to terminate these rental agreements at any time with no penalty.

	2003	2002	2001
Equipment rental costs	$ 490,500	$ 457,800	$ 405,800

(b) Contracting transactions

The Company has entered into agreements with a corporation wholly-owned by an officer of the Company ("the contractor"). The contractor is a general contractor. The Company has agreed to provide to the contractor its services as an underground utility subcontractor.

The Company's transactions with the contractor may be summarized as follows:

	2003	2002	2001
Included in revenue			
Contract revenue	$ 1,226,855	$ 42,976	$ 1,265,197
Management fees		150,000	-
Premises rental	12,000	12,000	12,000
	$ 1,238,855	$ 204,976	$ 1,277,197
Recovered costs reflected as a reduction of expenses	$ -	$ -	$ 50,000

At August 31, 2003, the contractor owed $696,630 (2002 - $NIL; 2001 - $335,651) to the Company.

12. Financial instruments

The Company's financial instruments consist of accounts receivable, portfolio investment, bank overdraft, bank indebtedness, accounts payable, and loans payable.

(a) Fair values

The Company is of the opinion that the fair values of accounts receivable and accounts payable approximate their respective carrying values due to the relatively short-term maturity. The carrying value of bank overdraft, bank indebtedness and loans payable approximates the fair value as the interest rates are consistent with the current rates offered to the Company with similar terms. It is not practical within the constraints of timeliness and cost to determine the fair value of the portfolio investment with sufficient reliability.

(b) Interest rate risk

The Company is exposed to interest rate risk on its bank demand loans arising from fluctuations in the prime interest rate.

(c) Credit risk

Substantially all the Company's accounts receivable relate to the Company's activities in the residential land development industry and the Company may therefore be considered to have credit risk exposure to that industry. As well, within this industry, due to the size of the individual projects, the Company may be considered to have exposure to a concentration of credit risk from individual customers. The Company has determined that its maximum significant concentration of credit risk in respect of accounts receivable at August 31, 2003 was $2,045,831 (2002 - $760,659; 2001 - $1,235,416).

13. Economic Dependence

The Company earns revenue from a variety of entities. In fiscal 2003, the Company's revenue included $6,045,455 from three unrelated (to the Company or to each other) customers (2002 - $4,617,135 - two; 2001 - $7,496,108 - four).

14. Comparative figures

The financial statements have been reclassified where applicable, to conform to the presentation used in the current year. These changes do not affect prior year earnings.